BRIAN R. ROSENAU
Partner
(212) 415-9281
FAX (646) 417-7308
rosenau.brian@dorsey.com

March 2, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:      J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

Re:          CHS Inc.
Registration Statement on Form S-1
Filed January 25, 2016

File No. 333-209104

Dear Mr. McWilliams:

Set forth below is the response of CHS Inc. (the “Company”) to the letter dated February 17, 2016 (the “Comment Letter”) from the staff of the Securities and Exchange Commission with respect to the above-referenced Registration Statement. The Company is filing Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”) via EDGAR contemporaneously with this letter.

In order to facilitate your review, we have repeated the comment contained in the Comment Letter in its entirety in bold below. Capitalized terms used in this letter but not defined herein have the respective meanings given to them in Amendment No. 1.

Material U.S. Federal Income Tax Consequences, page 28

The Exchange, page 28

1.                                      We note your disclosure that you have obtained a private letter ruling from the IRS that “the Exchange will not cause any of [your] equity holders to be treated as receiving a taxable stock dividend pursuant to Section 305(c) of the Code.” Please file the IRS private letter ruling as an exhibit to your registration statement or, alternatively, file an opinion of counsel that addresses whether the Exchange will cause any of your equity holders to be treated as receiving a taxable stock dividend pursuant to Section 305(c) of the IRC. For guidance, refer to Section III.A.1 of Staff Legal Bulletin No. 19 located at http://www.sec.gov/interps/legal/cfslb19.htm.

The Company has filed a revised opinion of Dorsey & Whitney LLP as Exhibit 8.1 to Amendment No. 1. That opinion addresses, among other things, whether the Exchange will cause any of the Company’s equity holders to be treated as receiving a taxable stock dividend pursuant to Section 305(c) of the Code.

* * *

Please do not hesitate to contact the undersigned at (212) 415-9281 with any questions regarding the foregoing.

Sincerely,

/s/ Brian R. Rosenau

Brian R. Rosenau

cc:                                Timothy N. Skidmore
CHS, Inc.